Exhibit 99.1

环 球 律 师 事 务 所 GLOBAL LAW OFFICE
15th Floor, Tower 1, China Central Place
No.81 Jianguo Road, Beijing, China 100025
Telephone: (8610)6584-6688 Fax: (8610)6584-6666
www.globallawoffice.com.cn

To:        Wuhan Guoce Nordic New Energy Co., Ltd.
From:   Global Law Office
Date:     30 September 2009

Legal Opinion

Dear Sirs:

We, Global Law Office, have been instructed as the legal counsel as to the laws of the People’s Republic of China (the “PRC”) to Wuhan Guoce Nordic New Energy Co., Ltd (Chinese name “武汉国测诺德新能源有限公司”, and hereinafter referred to as “Guoce Nordic”) for the proposed Financing (as defined below) of the US Pubco (as hereinafter defined) and its affiliated companies, including Guoce Nordic (the “Transaction”).
At the date of this Opinion:

(1)
Xu Hong Bing, a Canadian passport holder, is the sole shareholder of Golden Wind Holdings Limited, a company organized under the laws of the British Virgin Islands (the “BVI Company”) which is the controlling shareholder of Nordic Turbines, Inc. (the “US Pubco”), whose common stock is quoted on the Over-the-counter Bulletin Board; this ownership is as a result of the Reorganization as defined below.

(2)
The US Pubco is the owner of all of the issued and outstanding capital stock of Luckcharm Holdings Limited, a Hong Kong corporation (the “Hong Kong Holdco”); this ownership is as a result of a reorganization (the “Reorganization”) whereby Golden Wind Holdings Limited, the original sole shareholder of the Hong Kong Holdco exchanged its shares of Hong Kong Holdco stock for shares of common stock of the US Pubco in accordance with the share exchange agreement by and among the US Pubco, the certain stockholder of US Pubco and Golden Wind Holdings Limited, Hong Kong Holdco, Guoce Nordic, as of September 30, 2009 (the “Share Exchange Agreement”).

(3)	Hong Kong Holdco owns 100% of Wuhan Guoce Nordic New Energy Co., Ltd, a wholly-owned foreign enterprise incorporated in accordance with PRC laws.

第 1 页 共 6 页

4)
It is contemplated that US Pubco will consummate a private placement (referred to herein as the “Financing”) for purpose that it can satisfy the working capital and other capital needs of Guoce Nordic, which is the main operation company.

We issue this legal opinion (the “Opinion”) on Guoce Nordic in connection with the Transaction.

We issue this legal opinion (the “Opinion”) on Guoce Nordic in connection with the Transaction. The information in this Opinion is relied upon documents or copy of documents provided by Guoce Nordic in response to our questionnaire, or our reasonable discussions with the management of t Guoce Nordic. We have assumed that (i) all copies made from original documents are true and complete and such original documents are authentic and complete; (2) all the electronic documents provided by Guoce Nordic are true and complete; (3) the information obtained by us from our discussions with the management of Guoce Nordic is true and complete.

We are lawyers qualified in the PRC and are qualified to issue opinions on the laws of the PRC. In rendering this Opinion, we have examined originals or copies of those corporate and other records and documents we considered appropriate. The PRC laws mentioned herein shall include the published laws formulated by the National People’s Congress of the PRC and its Standing Committee, the regulations stipulated by the State Council of the PRC, the administrative rules and other documents with normative effects promulgated by the departments under the State Council of the PRC, and the relevant local regulations and administrative rules. We do not render opinions with respect to the laws of any other jurisdiction.

On the basis of the examination relevant documents, our reliance upon the assumption in this Opinion and our consideration of those questions of law we considered relevant, and subject to the limitations and qualifications in this Opinion, we issue our legal opinion as follows:

1.	Major Corporate information of Guoce Nordic

Wuhan Guoce Nordic New Energy CO., Ltd.

Registration Number	420100000047704
Date of Incorporation	21 August, 2006
Legal Form	Limited Liability Company ( Soly Owned by Legal Person of Hong Kong, Macao or Taiwan )
Current Registered Office	No. 18 of Huaguang Avenue, Guandong Science and Technology Industrial Park, East Lake Development District, Wuhan City, Hubei Province

第 2 页 共 6 页

Business Scope
Production, installment, debugging and technology service of complete appliance, components of wind turbines; technology development, transfer, advisory service, design and construction of wind turbine generator projects; construction and operation of wind turbine farm; sale of self-made products. (except projects specifically regulated by the PRC which needs approval)

Legal Representative	Mr. Hou Tie Xin
Registered Capital	20,000,000 US Dollar
Paid-up Capital	11,000,000 US Dollar
Shareholder	Luckcharm Holdings Limited
To our best of knowledge, the major corporation information hereto is true at the date of this Opinion.

2.	Legal Opinions

Part One   Guoce Nordic

We are of the opinion that Guoce Nordic has been duly incorporated as a limited liability company which validly exists and remains in good standing under the laws of the PRC. Its registered capital has been fully paid up. Its articles of association and business license are in compliance with the requirements of applicable PRC laws and regulations and are in full force and effect. To the best of our knowledge, there is no charge, lien, encumbrance, pledge or any other security interest, option or any other third party right or interest, the exercise of which may lead to the change of ownership or the amount of the registered capital of Guoce Nordic.

Guoce Nordic has legally obtained all the governmental approvals, consents, registrations, certificates and filings (the “Approvals”) which are required under the PRC law in connection with (a) the establishment and valid existence of Guoce Nordic, (b) carrying out business as stated in its business license, and (c) the valid ownership held by its shareholder over the equity interest in Guoce Nordic, except for any of those Approvals, the absence of which would not have a material adverse effect on Guoce Nordic and its affiliates. All such governmental approvals, consents, registrations, certificates and filings are valid and in full force.  We are not aware of any issue which may make any such governmental approvals, consents, registrations, certificates and filings become void, or be revoked or cancelled.

Guoce Nordic has completed foreign exchange registration (the “SAFE Registration”) at Hubei Province Branch of State Administration of Foreign Exchange. Upon completion of the SAFE Registration, Guoce Nordic has opened its foreign currency capital account and legally obtained a SAFE registration certificate. The SAFE registration certificate held by Guoce Nordic is valid and can be used to legally remit funds out of the PRC and can be used to receive the capital investment from Hong Kong Holdco. We are not aware of any issue which may affect the validity of such SAFE certificate.

第 3 页 共 6 页

As the wholly owned subsidiary of Hong Kong Holdco, Guoce Nordic might declare dividends and distribute them to its shareholder the Hong Kong Holdco. We are of the opinion that according to the Wholly Foreign Owner Enterprise Law of the PRC, Guoce Nordic after paying all relevant taxes under PRC taxation laws and regulations, may transfer the declared dividends to Hong Kong Holdco, provided that Guoce Nordic shall, according to the “Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income”, withhold 5% of the withholding tax and pay the rest of the dividends to the Hong Kong Holdco. We have not seen any other legal obstacle for the remittance of the after-tax profit by Guoce Nordic to the Hong Kong Holdco.

Part Two   Merger and Acquisition of Guoce Nordic by the Hong Kong Holdco

The merger and acquisition of Guoce Nordic by Hong Kong Holdco (the “M&A”) has been duly approved by Wuhan Commerce Bureau as of August 5, 2009 and has been duly registered with Wuhan Administration of Industry and Commerce as of August 10, 2009. Hong Kong Holdco has paid off all the consideration for acquisition of Guoce Nordic. At the date of this Opinion, Hong Kong Holdco is the sole shareholder of Guoce Nordic, and holds 100% of the equity interests of Guoce Nordic. To our best knowledge after review of the stock records and shareholder questionnaires on their actual ownership, at the date of this Opinion, we are not aware of any PRC citizens, including the former shareholders of Guoce Nordic, who have direct or indirect equity interests within Hong Kong Holdco at the date of this M&A. Therefore, the M&A shall be governed by the provisions for ordinary merger and acquisitions of domestic enterprises by foreign investors of New Merger Rule (as defined below), but shall not be governed by the provisions for the merger and acquisition by offshore special purpose vehicles controlled by PRC citizens of their domestic connected entities (the “Return Investment”) of the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated by six ministries in the PRC effective from September 8, 2006 (the “New Merger Rule”). Based on the same reason that there are no PRC citizens conducting Return Investment, we are of the opinion that the establishment of the BVI Company and Hong Kong Holdco and the M&A shall not be governed by the Notice of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investment via Overseas Special Purpose Companies (the “SAFE 75 Rule”) and the SAFE No. 106, Notice Concerning the Implementation Guidance of the SAFE 75 Rule (the “SAFE 106 Rule”).

第 4 页 共 6 页

Part Three   Share Exchange Agreement and Call Option Agreement

We are of the opinion that the transaction under the Share Exchange Agreement is not subject to PRC laws and regulations and that no PRC governmental approval, registration or filing procedures is required, because the share exchange is among two foreign companies and their respective foreign shareholders which or who are not subject to PRC jurisdiction, and the Share Exchange Agreement also provides that it shall be governed by the laws of the State of Nevada. We understand that the Share Exchange Agreement is not governed by the law of the People’s Republic of China and therefore do not express an opinion with respect to the legality and enforceability of the Share Exchange Agreement.

We are informed that Yang Rong, Qi Na, Zhao Ying, Wu Wei, Xu Jia Rong, Zuo Gang, Zhang Wei Jun, Bu Zheng Liang and He Zuo Zhi, each a resident of the People’s Republic of China (each a “Purchaser” and collectively, the “Purchasers”) each entered into a Call Option Agreement (each such agreement, the “Call Option Agreement”) with Mr. Xu Hong Bing and the BVI Company (Mr. Xu and the BVI Company, collectively the “Seller” as defined in the Call Option Agreement) as of June 28, 2009. Under the Call Option Agreement, if the Purchasers continue to serve for Guoce Nordic for certain period and Guoce Nordic meets certain thresholds of the after-tax profits and certain other enumerated conditions are satisfied, the Seller shall offer the Purchasers or the entity designated by the Purchasers the option to purchase the Seller’s Shares (as defined in the Call Option Agreement) of the US Pubco. Each Call Option Agreement provides that each such Call Option Agreement shall be governed by laws of State of New York. Therefore, the execution and performance of the Call Option Agreement shall in each case not be subject to any PRC laws or regulations and therefore we do not express an opinion with respect to the legality and enforceability of the Call Option Agreements.

Upon the completion of the exercise of the call option and purchase of all the Seller’s Shares, the Purchasers will become shareholders of US Pubco. We are of the opinion that the shareholding of the Purchasers, who are PRC citizens, in the US Pubco, which has its primary business within Guoce Nordic, does not require any approval or filing or registration with any PRC authorities. In addition, Purchasers’ ownership of shares of US Pubco shall not affect the shareholding relationship among US Pubco, the BVI Company, Hong Kong Holdco and Guoce Nordic, and shall not affect the legality of Guoce Nordic.

This Opinion is furnished by us as the PRC counsel for the purpose of completion of the Transaction. It may not be used or relied upon by you for any other purpose or by any other person, nor may copies be delivered to any other person, without in each instance our prior written consent. You may, however, deliver a copy of this Opinion to your accountants, attorneys, other professional advisors, and governmental regulatory agencies having jurisdiction over you. This Opinion is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters. We assume no obligation to update or supplement this Opinion to reflect any facts or circumstances that arise after the date of this Opinion and come to our attention, or any future changes in laws.

第 5 页 共 6 页

This Opinion is issued at Beijing, PRC.

Very sincerely yours,

Global Law Office

第 6 页 共 6 页